Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2015

(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		September 30, 2015	December 31, 2014
	Note	$	$
ASSETS

Cash and cash equivalents		2,012,985	7,471,834
Short-term investments		9,545,888	9,101,553
Other assets		289,792	377,999
CURRENT ASSETS		11,848,665	16,951,386

Exploration and evaluation assets	3	35,985,307	32,545,517

ASSETS		47,833,972	49,496,903

LIABILITIES

Accounts payable and accrued liabilities		936,128	1,237,771

LIABILITIES		936,128	1,237,771

SHAREHOLDERS’ EQUITY

Share capital	4	105,113,340	105,113,340
Contributed surplus		32,740,181	32,510,184
Deficit		(90,955,677)	(89,364,392)

SHAREHOLDERS’ EQUITY		46,897,844	48,259,132

LIABILITIES AND SHAREHOLDERS’ EQUITY		47,833,972	49,496,903

Commitments	7

Approved by the Board of Directors

Robert J. Gayton (signed) Director	Klaus Zeitler (signed) Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Filing and regulatory fees	12,859	3,114	177,414	151,510
Office and administration	58,058	84,214	178,332	194,775
Professional fees	22,628	32,009	214,320	115,940
Rent and utilities	55,608	55,608	166,823	166,911
Share-based payments	40,266	77,444	157,296	245,610
Shareholder communication and travel	101,442	81,983	367,623	375,995
Wages and benefits	258,854	172,373	759,704	638,018

CORPORATE EXPENSES	549,715	506,745	2,021,512	1,888,759

Foreign exchange loss (gain)	(34,930)	(225,703)	(296,328)	(280,560)
Interest income	(37,951)	(61,405)	(133,899)	(177,876)

LOSS AND COMPREHENSIVE LOSS	476,834	219,637	1,591,285	1,430,323

Basic and diluted loss per share	0.01	-	0.02	0.02

Weighted average number of common shares outstanding	94,194,936	94,147,641	94,194,936	93,932,053

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30,	2015	2014
	$	$
Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss and comprehensive loss	(1,591,285)	(1,430,323)

ITEMS NOT AFFECTING CASH
Share-based payments	157,296	245,610

Change in non-cash working capital items	88,526	122,445

OPERATING ACTIVITIES	(1,345,463)	(1,062,268)

FINANCING ACTIVITIES

Exercise of stock options	-	264,349

FINANCING ACTIVITIES	-	264,349

INVESTING ACTIVITIES

Redemption (purchase) of short-term investments	(500,000)	8,000,000
Mineral property expenditures	(3,613,386)	(3,517,223)

INVESTING ACTIVITIES	(4,113,386)	4,482,777

CHANGE IN CASH AND CASH EQUIVALENTS	(5,458,849)	3,684,858

Cash and cash equivalents – Beginning	7,471,834	6,044,475

CASH AND CASH EQUIVALENTS - ENDING	2,012,985	9,729,333

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2013	93,683,937	104,620,174	32,293,888	(87,452,418)	49,461,644

Exercise of stock options	477,666	264,349	-	-	264,349
Transfer of stock option value	-	200,470	(200,470)	-	-
Share-based payments	-	-	331,106	-	331,106
Loss and comprehensive loss	-	-	-	(1,430,323)	(1,430,323)

SEPTEMBER 30, 2014	94,161,603	105,084,993	32,424,524	(88,882,741)	48,626,776

Exercise of stock options	33,333	20,000	-	-	20,000
Transfer of stock option value	-	8,347	(8,347)	-	-
Share-based payments	-	-	94,007	-	94,007
Loss and comprehensive loss	-	-	-	(481,651)	(481,651)

DECEMBER 31, 2014	94,194,936	105,113,340	32,510,184	(89,364,392)	48,259,132

Share-based payments	-	-	229,997	-	229,997
Loss and comprehensive loss	-	-	-	(1,591,285)	(1,591,285)

SEPTEMBER 30, 2015	94,194,936	105,113,340	32,740,181	(90,955,677)	46,897,844

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 1800 - 570 Granville Street, Vancouver, British Columbia.

The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and development of mineral properties. To date, the Company has not received any revenue from mining operations and is considered to be in the exploration stage. The Company will continue to require additional funding to maintain its ongoing permitting efforts, mineral property maintenance payments, project development, and operations. While it has been successful in sourcing required funding in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These financial statements were approved for issue by the Company’s board of directors on November 4, 2015.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material.

An area of financial reporting that requires judgment is assessing whether there is an indicator of impairment relating to the Company’s exploration and evaluation assets. The Company considers both internal and external information to determine whether there is an indicator of impairment present at period end and, accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for exploration and evaluation assets necessitates management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating costs, capital costs and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3.	EXPLORATION AND EVALUATION ASSETS

The Company’s only exploration and evaluation asset is the wholly-owned Casino Project. The Casino Project, a large copper-gold-molybdenum porphyry deposit, is located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

Exploration and evaluation expenditures for the period are as follows:

DECEMBER 31, 2014	$32,545,517

Engineering	485,222
Permitting	2,273,557
Salary & wages	608,310
Share-based payments	72,701

SEPTEMBER 30, 2015	$35,985,307

4.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

5.	STOCK OPTIONS

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 24, 2015, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2015, the Company could issue an additional 2,913,826 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the periods then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2014	6,399,001	1.29

Granted	875,000	0.52
Forfeited	(16,667)	0.88
Expired	(751,667)	0.92

SEPTEMBER 30, 2015	6,505,667	1.23

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.50 – 0.67	2,392,334	0.57	3.49
$0.80 – 0.96	2,388,333	0.83	2.47
$1.50 – 1.59	200,000	1.55	1.20
$2.84	1,525,000	2.84	0.79

SEPTEMBER 30, 2015	6,505,667	1.23	2.41

Of the total stock options outstanding, 5,013,993 were vested and exercisable at September 30, 2015. The weighted average exercise price of vested stock options is $1.40 and the average remaining contractual life is 1.83 years.

6.	SHARE-BASED PAYMENTS

The following is a summary of stock options granted by the Company in 2015 and 2014 and the fair value assigned to each grant. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions:

	August 10,	March 13,	July 17,	May 7,
Inputs and assumptions	2015	2015	2014	2014

Stock options granted	775,000	100,000	825,000	100,000
Exercise price	$0.50	$0.67	$0.88	$0.96

Market price	$0.47	$0.67	$0.88	$0.96
Expected option term (years)	3.0	3.0	3.0	3.0
Expected stock price volatility	66.8%	68.4%	69.5%	69.5%
Average risk-free interest rate	0.46%	0.52%	1.11%	1.17%
Expected forfeiture rate	-	-	-	-
Expected dividend yield	-	-	-	-

FAIR VALUE ASSIGNED	$154,000	$30,000	$335,000	$44,000

7.	COMMITMENTS

The Company has an agreement to lease its head office space until April 30, 2016. The total amount of payments remaining during the course of the agreement as at September 30, 2015 is $130,000, which is due within the next twelve months.

The source of the majority of the Company’s funds is proceeds received from the sale of the NSR Royalty in December 2012. The Company is required to use these proceeds for the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

Other commitments related to exploration and evaluation assets are described in note 3.

Western Copper and Gold Corporation
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended September 30, 2015 (unaudited – prepared by management)
(Expressed in Canadian dollars)

8.	MANAGEMENT COMPENSATION

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	$	$	$	$

Salaries and director fees	221,819	212,268	651,026	642,447
Share-based payments	42,226	68,856	149,240	214,424

	264,045	281,124	800,266	856,871

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

9.	CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

The Company also monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the period. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

10.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.